FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT
UNDER SECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company TAG Oil Ltd. Suite 1407 – 1050 Burrard Street Vancouver, B.C. V6Z 2S3

Item 2.	Date of Material Change July 20, 2007

Item 3.	News Release On July 20, 2007, TAG issued a press release relating to the material change report. The press release was distributed through Canada Newswire.

Item 4.	Summary of Material Change On July 20, 2007, TAG announced that Peter Loretto has tendered his resignation as a director of the Company.

Item 5.	Full Description of Material Change On July 20, 2007, TAG announced that Peter Loretto has tendered his resignation as a director of the Company.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 N/A

Item 7.	Omitted Information None

Item 8.

Executive Officer

The following senior officer of TAG is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect of the change.

Garth Johnson, Corporate Secretary and Chief Financial Officer
(604) 609-3350

Item 9.	Date of Report July 20, 2007